EXHIBIT A

The Principals of the Reporting Person are set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Semiramis Paliou	Director and Chief Executive Officer	Greece
Simeon Palios	Director and Chairman	Greece
Anastasios Margaronis	Director and President	Greece
Ioannis Zafirakis	Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary	Greece
Maria Dede	Co-Chief Financial Officer	Greece
Margarita Veniou	Chief Corporate Development, Governance & Communications Officer	Greece
Kyriacos Riris	Director	Cyprus
Apostolos Kontoyannis	Director	Greece
Eleftherios Papatrifon	Director	Greece
Simon Frank Peter Morecroft	Director	United Kingdom
Jane Sih Ho Chao	Director	China

(1) The business address of the Principals is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.